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                          May 16, 2024

       Jeffrey Shealy
       Chief Executive Officer
       Akoustis Technologies, Inc.
       9805 Northcross Center Court , Suite A
       Huntersville , NC

                                                        Re: Akoustis
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on May 13,
2024
                                                            File No. 333-279377

       Dear Jeffrey Shealy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at 202-551-4985 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing